FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 06th, 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

General Meeting Statement

6 February 2019

The Royal Bank of Scotland Group plc will hold a General Meeting at 3.00pm today. The meeting will deal with the proposed resolution as set out in the Notice previously issued to shareholders.  The following is an extract from the remarks to be made by Howard Davies, Chairman, at the meeting.

Thank you for joining us, and welcome to our General Meeting.  Today we are asking you to vote on a special resolution that would provide the bank's directors with the authority to use some of its excess capital to buy back shares from the Government, at a time agreed with the Treasury. That is the single order of business of the meeting.

Moving to the business of the meeting, we consider it important to seek this authority now, rather than wait for our Annual General Meeting in April. If approved, it would provide the bank with the flexibility to buy shares during the intervening period, subject to the agreement of the Treasury.

Before coming to the proposal, I would like to take a moment to introduce my fellow Board members and our Company Secretary in attendance today.  From your left to right, we have Mark Seligman, Ross McEwan, Katie Murray, Aileen Taylor, Robert Gillespie and Patrick Flynn.

I will now explain why the Board is unanimously recommending that our shareholders approve the resolution, before taking any questions that relate specifically to this order of business. You will have an opportunity at the AGM to raise questions on other subjects.  In order to succeed, the resolution requires 75% of votes cast to be in favour.  The Government has confirmed that it will not be voting its shares, in order to allow the rest of our shareholders to decide whether the resolution succeeds or not.  The bank will not be able to buy back shares without the express agreement of the Treasury in any event.

The resolution would provide the Board with the authority to use some of the bank's excess capital to buy back a portion of shares held by the Government, at a time agreed with the Treasury.  A buyback would also require regulatory approval from the PRA.

At the end of the third quarter of 2018, the bank had a Common Equity Tier One capital ratio of 16.7%, above our medium term target of more than 13%. This is a result of building our capital reserves at a time when the bank was facing a number of highly uncertain legacy issues and restructuring costs. With those now largely resolved, it is our intention, over time, to return the excess capital to our shareholders.

Last year saw the bank report a bottom line profit and pay a dividend for the first time in 10 years. It also achieved a clear pass in the 2018 PRA stress test. Those were important moments in the recovery of the bank and have allowed us to start thinking about how to distribute our excess capital.  It is important to note however that, at present, we believe it is prudent to maintain capital somewhat above our target as we manage our way through a number of issues, including Brexit and various regulatory changes to the way the bank must account for its capital.

A directed buy back is one way in which we can return excess capital to shareholders. The Board strongly believes that buying back Government shares would be a positive use of this capital, bringing benefits to the bank and its shareholders by helping to facilitate its return to private ownership.  We have consulted a range of large investors who are also highly supportive of this course of action.

The resolution outlines three ways in which a directed buy back could take place. Each would require the agreement of the Treasury, and any decision on which one to use would be based on a wide range of factors.

The first is to buy back shares as part of a wider placement by the Treasury, where the price paid would be the same as that achieved through the open-market bookbuilding process.

The second would be a bilateral deal where the bank buys a certain number of shares at the relevant market price agreed with the Treasury and independent of any larger placement of shares.

And the third is a 'trading programme' where the bank and Treasury each nominate a broker to oversee the daily purchase of shares at the prevailing market price.  This would continue for a fixed time period or until a pre-determined value of shares has been bought by the bank.

In June last year the Government undertook a further sell down of its majority stake in the bank, selling 925 million shares, raising total proceeds of £2.5 billion and reducing its stake to 62.3%.  In addition, the Chancellor said in the Autumn Budget statement that the Government plans fully to exit its ownership of RBS by 2024.  The timing of any future share sales is highly uncertain and entirely in the hands of the Treasury. These options provide flexibility in the event that both parties agree that they want to enter into a directed buy back.

Under the resolution, the bank is limited to buying back a maximum of 4.99% of the ordinary share capital from the Treasury in any one year.  At current market prices, that would reduce the bank's CET1 ratio by 70 basis points.  It should also be noted that the three options are not mutually exclusive.  More than one can be used during the period, so long as the number of shares does not exceed the upper limit.

Important Information
Certain sections in this presentation contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this presentation includes forward-looking statements relating, but not limited to: The Royal Bank of Scotland Group's (RBS) restructuring which includes the separation and divestment of Williams & Glyn, the proposed restructuring of RBS's CIB business, the implementation of the UK ring-fencing regime, the implementation of a major development program to update RBS's IT infrastructure and the continuation of its balance sheet reduction programme, as well as capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios and requirements liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, AT1 and other funding plans, funding and credit risk profile; litigation, government and regulatory investigations RBS's future financial performance; the level and extent of future impairments and write-downs; including with respect to Goodwill; future pension contributions and RBS's exposure to political risks, operational risk, conduct risk and credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this presentation include the risk factors and other uncertainties discussed in the Annual Report and Accounts 2017.  These include the significant risks for RBS presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBS is subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBS of unfavourable outcomes (including where resolved by settlement); the uncertainty relating to the referendum on the UK's membership of the European Union and the consequences of it; the separation and divestment of Williams & Glyn; RBS's ability to successfully implement the various initiatives that are comprised in its restructuring plan, particularly the proposed restructuring of its CIB business and the balance sheet reduction programme as well as the significant restructuring required to be undertaken by RBS in order to implement the UK ring fencing regime; the significant changes, complexity and costs relating to the implementation of its restructuring, the separation and divestment of Williams & Glyn and the UK ring-fencing regime; whether RBS will emerge from its restructuring and the UK ring-fencing regime as a viable, competitive, customer focused and profitable bank; RBS's ability to achieve its capital and leverage requirements or targets which will depend on RBS's success in reducing the size of its business and future profitability; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; the ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBS or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBS's strategic refocus on the UK the impact of global economic and financial market conditions (including low or negative interest rates) as well as increasing competition. In addition, there are other risks and uncertainties. These include operational risks that are inherent to RBS's business and will increase as a result of RBS's significant restructuring; the potential negative impact on RBS's business of actual or perceived global economic and financial market conditions and other global risks; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates; the risk of failure to realise the benefit of RBS's substantial investments in its information technology and systems, the risk of failing to preventing a failure of RBS's IT systems or to protect itself and its customers against cyber threats, reputational risks; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if its risk management framework is ineffective; risks relating to increased pension liabilities and the impact of pension risk on RBS's capital position; increased competitive pressures resulting from new incumbents and disruptive technologies; RBS's ability to attract and retain qualified personnel; HM Treasury exercising influence over the operations of RBS; limitations on, or additional requirements imposed on, RBS's activities as a result of HM Treasury's investment in RBS; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; the value and effectiveness of any credit protection purchased by RBS; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which RBS operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBS's financial statements; the impact of the recovery and resolution framework and other prudential rules to which RBS is subject the recoverability of deferred tax assets by the Group; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this presentation speak only as at the date hereof, and RBS does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this presentation do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 06th February 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary